Mail Stop 4561

August 4, 2006

John P. Amboian
Principal Executive Officer
Nuveen Commodities Income and Growth Fund
333 West Wacker Drive
Chicago, Illinois 60606

Re: **Nuveen Commodities Income and Growth Fund**
        Amendment No. 2 to Registration Statement on Form S-1
        Filed on July 12, 2006
        File No. 333-130360

Dear Mr. Amboian:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include audited financial statements in your next amendment. Please be aware that we may need substantial time to review your financial statements prior to the filing of a red herring or the distribution of a preliminary prospectus to potential purchasers.

2.   We refer to your response to prior comment 6 which appears to indicate that the size of the offering will not be determined until after your marketing efforts have

concluded. While we understand that the exact size of the offering may not be known until such time, the red herring should include information regarding the anticipated offering, including the number of units expected to be sold. Please revise future amendments as appropriate.

Prospectus Summary

Investment Objective, page 2

3.   We note your reference here and in other locations that the risk management portion of your investment strategy may "thereby generate an attractive risk-adjusted return." Please revise to remove this statement or balance it with disclosure that indicates that the risk-adjusted returns may be positive or negative.

Break-Even Analysis, page 10

4.   We have reviewed your response to prior comment 6. This table should present data based on the actual size of the offering, not an assumed capitalization that differs from the actual offering. Similarly, in light of the fact that the offering is intended to be a firm commitment underwritten offering, it is not clear why you have presented multiple break-even points in footnote (1). Please revise accordingly.

5.   We refer to footnote (4). Please indicate whether the turnover rate is consistent with the program's historical trading and whether it takes into account any brokerage fees that will be incurred in connection with the risk management component of your trading program.

The Master Fund's Investments, page 22

6.   Please disclose the commodity weightings of the TAP program as of a recent date. We note that forward-looking information in this regard is included in Part Two, but we believe that an overview of the holdings of TAP as of a recent date is material information that should be included in Part One.

Gresham Performance Record, page 32

7.   Please update the composite performance table for the TAP program to a more current date than January 2006.

Distributions, page 41

8.   Please expand your disclosure to indicate how you expect to make distributions at a level rate in light of the monthly volatility inherent in the trading program. In order to make distributions at a level rate, please indicate whether the fund may

borrow, if necessary, if it does not have sufficient cash to make such distributions. In connection with this we refer to your statement that there may be periods "when the distribution rate will exceed the Fund's actual returns."

Legal Matters, page 57

9.   When known, please identify counsel that will be providing an opinion as to the legality of the shares being offered.

Federal Income Tax Considerations, page 58

10.   Please clarify the scope of the tax opinion provided by Bell, Boyd & Lloyd as referenced on page 59. Specifically, it appears that the opinion will only state that the pool is not an association, not that it is a grantor trust or that it is not a partnership. Please advise us as to why counsel is unable to render an unqualified opinion on the status of the pool.

Part Two

11.   We note that a number of sections include gross returns of the TAP program since its conception in 1987. Please advise us as to why pro form performance results which show the impact of the fees to be incurred in the TAP Plus program, are not included, so that investors can more clearly assess the historical success/failure of the pool.

12.   We refer to the charts on page 79 that show correlation of oil stocks vs. oil futures and gold stocks vs. gold futures. In both charts, please label what is represented by the x-axis. In addition, please clarify why the futures element of the graphs is confined to front-month futures contracts. Finally, the chart that purports to show gold stocks vs. gold futures appears to show gold *and silver* stocks vs. gold futures. Please advise us as to why you believe that the inclusion of silver stocks in the stock index is consistent with your premise.

13.   We refer to the charts that show the correlation between the TAP program and GDP and CPI on pages 81-82. Please quantify the average correlation between TAP and GDP and CPI, respectively. In this vein, it appears that there has been very little correlation between TAP and CPI in recent years.

14.   We refer to the chart on page 83 that shows the volatility of the DJIA versus the volatility of the TAP program. The prefatory paragraph refers to the lack of volatility of futures contracts that are fully collateralized (i.e. – no leverage). Please indicate whether the chart on page 83 shows TAP performance data and average TAP commodity data on a fully collateralized basis or whether it shows the actual performance of both, including leverage.

15.   We refer to the charts showing hypothetical data of the TAP Plus program. Please clarify why you used January 1, 1996 as the beginning date for these tables. We note that in prior charts that show the performance history of TAP without the Plus component, you used 1987 as the beginning point.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn at 202-551-3469 or Cicely LaMothe, Accounting Branch Chief at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Stacy H. Winick, Esq. (*via facsimile*)
       Bell, Boyd & Lloyd LLC